Exhibit 99.1
RBC ANNOUNCES CHANGES TO BANKING BUSINESSES
TO DRIVE GROWTH POTENTIAL OUTSIDE CANADA
TORONTO, April 11, 2008 — Royal Bank of Canada (RY on the TSX and NYSE) today announced management changes at its domestic and international banking businesses to better leverage its domestic banking success internationally.
     “The excellent growth of our Canadian retail operations demonstrates we are earning more business from new and existing clients, and that we are successfully executing on our growth initiatives,” said Gordon Nixon, president and CEO, RBC. “Today’s realignment sharpens our focus on RBC’s international banking businesses.”
     As a result of the changes, Jim Westlake, currently group head, Canadian Banking, has been appointed group head, International Banking and Insurance. Westlake will be responsible for RBC’s banking businesses outside Canada while retaining responsibility for RBC’s insurance operations, providing oversight for RBC’s global credit card business and growing this business through RBC’s international banking and wealth management activities.
     “By redoubling our efforts to focus on client service, and product development and innovation in Canada, Jim has been very successful in solidifying RBC’s leadership in the domestic marketplace,” said Nixon. “Jim’s new mandate is to leverage this success in working with our management teams in the U.S. and our rapidly expanding Caribbean operations.”
     Dave McKay has been appointed group head, Canadian Banking, and will be responsible for continuing RBC’s growth momentum in the Canadian banking marketplace and extending RBC’s competitive strength by providing over 13 million Canadian clients with leading personal and business financial services. McKay, currently head of Personal Financial Services, will be responsible for RBC’s retail banking and online investing businesses in Canada, including RBC’s domestic sales and branch distribution.
     “As a core source of revenues and earnings for RBC, our Canadian banking-related businesses must continue to build momentum and add to our domestic leadership position,” said Nixon. McKay will report directly to Nixon and join RBC’s group executive.
     RBC’s Wealth Management, Capital Markets, International Banking, and Insurance segments each have mandates to expand outside Canada. “The moves announced today will help RBC further leverage our strength to grow outside Canada,” said Nixon. For the past two years, operations outside Canada accounted for approximately one-third of RBC’s overall revenues.
     The size and scope of recent and pending international banking acquisitions provide RBC with significant scale in the U.S. Southeast and Caribbean. As a result of the most recent acquisition in the U.S., Raleigh, North Carolina-based RBC Bank has more than 430 branches and nearly 6,000 employees in the U.S, Southeast focused on serving businesses, business owners and professionals.
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     In May or June 2008, RBC also expects to complete its acquisition of RBTT Financial Group, based in Trinidad and Tobago. Following the close, which is pending regulatory approval, RBC will have one of the most expansive banking networks in the Caribbean, with a presence in 18 countries and territories across the region. With more than US$13.7 billion in assets, the combined operations will have 130 branches across the Caribbean, with more than 6,900 employees serving more than 1.6 million clients.
     Peter Armenio, currently Group Head, U.S. & International Banking, has announced his intention to retire, but will stay on to assist with the completion of the RBTT acquisition. “Peter has made significant contributions to RBC’s success throughout his career and I want to thank him for his commitment and leadership,” said Nixon.
     RBC will begin reporting financial results of its five business segments commencing in the third fiscal quarter, which begins May 1, 2008:
•	Canadian Banking, which includes all domestic banking businesses — Personal Financial Services, Business Financial Services, and Credit Cards and Payment Solutions,

•	Wealth Management, which includes Canadian Wealth Management, U.S. & International Wealth Management, and Global Asset Management,

•	International Banking, which includes all banking operations outside Canada and RBC’s 50 per cent interest in RBC Dexia Investor Services,

•	Capital Markets, which includes Global Markets, Global Investment Banking and Equity Markets, and other wholesale banking businesses, and

•	Insurance, which includes all insurance businesses.
     “The evolution of our structure over the past few years reflects our ability and commitment to build five distinct and solid business segments that are all driven by a passion for our clients’ success,” said Nixon.
About RBC
     Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Media contact:
Beja Rodeck, Director, Media Relations, (416) 974-5506

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements about our expectations relating to growth, including growth potential outside Canada for us and for each of our business segments. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” and “plan” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in various other financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and our ability to attract and retain key employees and executives.
We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in our Q1 2008 Report to Shareholders and in our 2007 Annual Report to Shareholders.